Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Reports Third Quarter Financial Results

- Total Revenues of $5.0 Million; Recurring Revenue of $3.3 Million Rises 32% Year-Over-Year –

- Three Systems Sold in the Third Quarter, Including Two in Major Academic Centers in the New
York City Metropolitan Market -

- Received Purchase Orders for Two Renaissance Systems to Date in the Fourth Quarter;
Reaffirms Expectation for Stronger Second Half Compared to First Half -

- Conference Call Today at 8:30 AM ET (3:30pm IST) -

CAESAREA, Israel – November 5, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, reported revenue of $5.0 million for the third quarter ended September 30, 2015 compared to $6.1 million the year-ago third quarter. As previously reported on October 6, 2015, during the third quarter the Company sold three Renaissance systems, including the first systems installed in the New York City metropolitan market.

“The strategic importance of the two Renaissance system sales in the New York City metropolitan market is significant to our opportunities for growth,” commented Ori Hadomi, Mazor's Chief Executive Officer.  “These are leading academic institutions and their utilization of the systems will help us build greater awareness in the NYC area and in other large metropolitan areas we are seeking to penetrate. As we approach an installed base of 100 systems worldwide and the 13,000th procedure performed with a Mazor system, we introduced at last month’s NASS annual meeting our new PRO solutions line to enhance the surgeon’s experience and evolving needs. The PRO line of solutions expands our capabilities, showcases our innovative heritage and furthers the partnership between Mazor and our customers.  I was encouraged with the interest level in the PRO solutions line and we anticipate launching more PRO solutions throughout 2016.”

“We entered the fourth quarter with a robust pipeline and we have received orders for two systems in the quarter to date. We continue to have ongoing discussions with hospital administrators, the pipeline remains solid and we are reaffirming our confidence that Mazor will sell more Renaissance systems in second half compared to the first half of 2015,” concluded Mr. Hadomi.

THIRD QUARTER 2015 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended September 30, 2015 decreased 18% to $5.0 million compared to $6.1 million in the year-ago third quarter.  U.S. generated revenue decreased to $4.3 million compared to $5.4 million in the year-ago third quarter, as the Company sold three Renaissance systems in the U.S. market during the third quarter of 2015 compared to five systems sold in the 2014 third quarter. International revenue remained the same at $0.7 million compared to the third quarter of 2014. Recurring revenue from system kit sales, services and other increased to $3.3 million in the third quarter of 2015, representing a 32% increase compared to $2.5 million in the third quarter of 2014, mainly attributed to increased utilization of the Renaissance system.

The Company’s gross margin for three months ended September 30, 2015 was 75.9% compared to 80.6% in the year-ago third quarter, reflecting the lower number of systems sold during the 2015 third quarter.

Total operating expenses were $8.9 million compared to $8.4 million in the third quarter of 2014, primarily reflecting the Company’s increased investments in sales, marketing and R&D activities. Operating loss was $5.1 million compared to an operating loss of $3.5 million in the year-ago third quarter.  Net loss for the third quarter of 2015 was $5.2 million, or $0.12 per share, compared to a net loss of $3.9 million, or $0.09 per share, in the third quarter of 2014.

Cash used in operating activities was $2.6 million compared to $4.0 million used in last year’s third quarter.  As of September 30, 2015, cash, cash equivalents and investments totaled $45.0 million.

THIRD QUARTER 2015 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation relates to non-cash expense in the amount of $1.0 million with respect to share-based payments recorded in the third quarter of 2015. On a non-GAAP basis, the net loss in the third quarter of 2015 was $4.2 million, or $0.10 per share, compared to $3.2 million, or $0.08 per share, in the third quarter of 2014.

NINE MONTHS ENDED SEPTEMBER 30, 2015 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the nine months ended September 30, 2015, revenue increased 12% and totaled $17.3 million compared to $15.5 million for the nine months ended September 30, 2014, due to an increase in recurring revenues.  Recurring revenue totaled $9.2 million compared to $6.6 million in the nine months ended September 30, 2014. The growth in recurring revenue is attributed to the increased utilization of the Company’s Renaissance system, both in the U.S. and globally.  Gross margin for the nine months ended September 30, 2015 was 77.5% compared to 79.6% in the nine months ended September 30, 2014.  Net loss for the nine months ended September 30, 2015 was $12.5 million compared to $11.6 million in the nine months ended September 30, 2014.

NINE MONTHS ENDED SEPTEMBER 30, 2015 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the nine months ended September 30, 2015 was $10.2 million, or $0.24 per share, compared to a net loss of $10.1 million, or $0.24 per share, in the nine months ended September 30, 2014.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss these results on Thursday, November 5, 2015, at 8:30 AM EST (3:30 PM IST). Investors within the United States interested in participating are invited to call 877-269-7756.   Participants in Israel can use the toll free dial-in number 809 406 247. All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13614094. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets and share-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s opportunities for growth, that the Company anticipates launching more PRO solutions throughout 2016, that the Company expects to sell more Renaissance systems in the second half of 2015 when compared to the first half of 2015, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646-445-4800

David Schemelia – Media
dave@evcgroup.com
646.201.5431

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(U.S. Dollars in thousands, except per share data)
(Unaudited)

	Nine month period		Three month period
	ended September 30,		ended September 30,
	2015	2014	2015	2014
Revenue	$17,278	$15,463	$4,965	$6,091

Cost of revenue	$3,887	$3,153	$1,195	$1,180

Gross profit	$13,391	$12,310	$3,770	$4,911

Operating costs and expenses:
Research and development	$4,739	$4,526	$1,579	$1,564
Selling and marketing	$17,832	$15,828	$6,213	$5,519
General and administrative	$3,233	$3,181	$1,103	$1,331
Total operating costs and expenses	$25,804	$23,535	$8,895	$8,414

Loss from operations	$(12,413)	$(11,225)	$(5,125)	$(3,503)

Finance income (expense), net	$92	$(225)	$(28)	$(286)

Loss before taxes on income	$(12,321)	$(11,450)	$(5,153)	$(3,789)

Taxes on income	$154	$157	$64	$84

Net loss	$(12,475)	$(11,607)	$(5,217)	$(3,873)

Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.30)	$(0.28)	$(0.12)	$(0.09)

Weighted average common shares outstanding – Basic and diluted	42,262	41,713	42,326	42,059

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$22,283	$22,255
Short-term investment	$17,011	$24,507
Trade receivables	$1,713	$2,797
Other current assets	$1,085	$1,110
Inventory	$2,631	$3,050
Total Current Assets	$44,723	$53,719

Non-Current Assets
Prepaid lease fee	$77	$79
Deferred tax assets	$9	$158
Long-term investments	$5,710	$5,473
Property and equipment, net	$1,295	$1,257
Total Non-Current Assets	$7,091	$6,967

Total assets	$51,814	$60,686

Current liabilities
Trade payables	$1,667	$1,689
Other current liabilities	$5,446	$4,452
Total current liabilities	$7,113	$6,141

Non-Current Liabilities
Employee benefits	$290	$278
Total Non-Current liabilities	$290	$278
Total liabilities	$7,403	$6,419

Equity
Share capital	$110	$110
Share premium	$135,782	$135,182
Amounts allocated to share options	$77	$77
Capital reserve for share-based payment transactions	$6,605	$4,586
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(100,282)	$(87,807)
Total equity	$44,411	$54,267
Total liabilities and equity	$51,814	$60,686

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
(Unaudited)

	Nine month period		Three month period
	ended September 30,		ended September 30,
	2015	2014	2015	2014
GAAP gross profit	$13,391	$12,310	$3,770	$4,911
Amortization of intangible assets	$-	$93	$-	$-
Share-based payments	$91	$36	$39	$24
Non-GAAP gross profit	$13,482	$12,439	$3,809	$4,935
GAAP gross profit as percentage of revenues	77.5%	79.6%	75.9%	80.6%
Non-GAAP gross profit as percentage of revenues	78.0%	80.4%	76.7%	81.0%

GAAP operating expenses	$25,804	$23,535	$8,895	$8,414
Share-based payments:
Research and development	$344	$185	$148	$104
Selling and marketing	$1,119	$783	$567	$366
General and administrative	$705	$421	$227	$203
Non-GAAP operating expenses	$23,636	$22,146	$7,953	$7,741

GAAP operating loss	$(12,413)	$(11,225)	$(5,125)	$(3,503)

Non-GAAP operating loss	$(10,154)	$(9,707)	$(4,144)	$(2,806)

GAAP net loss	$(12,475)	$(11,607)	$(5,217)	$(3,873)
Share-based payments	$2,259	$1,425	$981	$697
Amortization of intangible assets	$-	$93	$-	$-
Non-GAAP net loss	$(10,216)	$(10,089)	$(4,236)	$(3,176)

GAAP basic and diluted loss per share	$(0.30)	$(0.28)	$(0.12)	$(0.09)

Non-GAAP basic and diluted loss per share	$(0.24)	$(0.24)	$(0.10)	$(0.08)

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(Unaudited)

	Nine months ended		Three months ended
	September 30,		September 30,
	2015	2014	2015	2014
Cash flows from operating activities:
Loss for the period	$(12,475)	$(11,607)	$(5,217)	$(3,873)
Adjustments:
Depreciation and amortization	$398	$416	$148	$144
Finance (income) expense, net	$(237)	$63	$(99)	$97
Share-based payment	$2,259	$1,425	$981	$697
Taxes on income	$154	$157	$64	$84
	$2,574	$2,061	$1,094	$1,022

Change in inventory	$419	$(876)	$247	$(108)
Change in trade and other accounts receivable	$1,109	$(3,100)	$1,695	$(1,780)
Change in prepaid lease fees	$2	$(4)	$5	$1
Change in trade and other accounts payable	$1,153	$1,054	$(420)	$757
Change in employee benefits	$12	$19	$(6)	$(19)
	$2,695	$(2,907)	$1,521	$(1,149)

Interest received	$49	$61	$14	$20
Income tax paid	$(84)	$(28)	$24	$(14)
	$(35)	$33	$38	$6
Net cash used in operating activities	$(7,241)	$(12,420)	$(2,564)	$(3,994)

Cash flows from investing activities:
Proceeds from short-term investments and deposits, net	$7,259	$14,825	$2,246	$1,499
Purchase of property and equipment	$(436)	$(407)	$(248)	$(166)
Net cash provided by investing activities	$6,823	$14,418	$1,998	$1,333

Cash flows from financing activities:
Issuance Expenses	$-	$(294)	$-	$-
Proceeds from exercise of share options by employees	$360	$2,940	$53	$52
Repayment of loans to the Chief Scientist	$-	$(324)	$-	$-
Net cash provided by financing activities	$360	$2,322	$53	$52

Net increase (decrease) in cash and cash equivalents	$(58)	$4,320	$(513)	$(2,609)
Cash and cash equivalents at the beginning
of the period	$22,255	$19,803	$22,678	$26,734
Effect of exchange rate differences on balances of
cash and cash equivalents	$86	$(109)	$118	$(111)

Cash and cash equivalents at the end of the period	$22,283	$24,104	$22,283	$24,104